SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA




06013042

Date
April 24, 2006

Our contact
Marianne Bergström


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2006
WASH, D.C. 152 SECTION

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published April 20 and April 24, 2006.

Best regards,

Skanska AB

SUPPL

Marianne Bergström

Published	Item	Document name	Required by
April 20, 2006	Invitation	Invitation to participate in telephone conference	law and by the listing agreement with Stockholm Stock Exchange
April 24, 2006	Press release	Skanska to construct highway in Poland for SEK 375 M	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
MAY 0 4 2006
THOMSON
FINANCIAL

SKANSKA

Press Release

April 24, 2006

Skanska to construct highway in Poland for SEK 375 M

Skanska has been contracted to construct a highway in southern Poland. The construct amount is PLN 154 M, about SEK 375 M, which is included in order bookings in the second quarter.

The customer is the local highway administration Drogowa Trasa Średnicowa.

The contract is for an extension in two phases of the Route West highway west of Katowice. The project involves about three kilometers of six-lane highway and seven bridges.

The project also includes renovation of the railway as well as the water, drainage, electricity, gas and telecom networks running parallel with the stretch of highway.

Work begins in the spring and is scheduled to be completed in May 2008.

Skanska Poland, with operations in building construction and civil engineering, posted sales of about SEK 5 billion in 2005. The company has 5,000 employees. Construction of 90 kilometers of highway on the A1 south of Gdansk is one of the company's largest projects ever in Poland. Skanska has 80 percent of the project, which is being implemented in cooperation with NDI. The project is being carried out in a private-public partnership in which Skanska Infrastructure Development is participating as developer and investor.

Skanska Poland has been named "Employer of the year in the construction sector" and "Most valuable company in the Polish construction sector" for two consecutive years.

For further information please contact:

Peter Gimbe, Senior Vice President Communications, Skanska AB,
tel +46 8 753 88 99
Krzysztof Opałka, Director, Road Construction Division, Skanska Poland,
tel +48 502 746 058 or +48 22 561 30 07

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

File Number 82-34932

Stockholm, April 20, 2006

Invitation

In conjunction with the release of Skanska's three month report 2006 on Thursday April 27, you are invited to participate in a

Telephone conference

The telephone conference begins at CET 11.00 am (UK 10.00 am, US Eastern 05.00 am). Skanska's President and CEO Stuart Graham and Hans Biörck, Chief Financial Officer will at this time present the report and thereafter respond to questions.

To participate in the conference, please dial +46 8 505 201 10 no later than five minutes prior to the start of the conference. If you are unable to participate, there will be a replay facility available for five days immediately following the teleconference. The number to dial is +46 8 505 203 33, access code: 702590.

The Interim Report will be published at approximately 08.30 CET. A slide presentation will be made available on the Skanska Group's website www.skanska.com before the telephone conference.

After the conference there will be possibilities for individual meetings with Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than April 25.

If you have any practical questions regarding the telephone conference, please contact Marianne Bergström, +46 8 753 88 75 or by mail to marianne.bergstrom@skanska.se.

Looking forward to your participation.

Anders Lilja
Senior Vice President, Investor Relations